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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 PROXICOM, INC.
                           (NAME OF SUBJECT COMPANY)

                             PFC ACQUISITION CORP.
                          COMPAQ COMPUTER CORPORATION
                                   (OFFERORS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                   744282104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                KYLE DODA, ESQ.
                          COMPAQ COMPUTER CORPORATION
                                  20555 SH 249
                              HOUSTON, TEXAS 77070
                           TELEPHONE: (281) 370-0670
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:
                            CHRISTOPHER MAYER, ESQ.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 450-4000
                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
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
                   $343,862,110                                           $68,773
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

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 59,802,106 shares of common stock, par value $0.01 per share (the "Shares"), at a price per Share of $5.75 in cash. Such number of Shares represents the sum of (i) all of the Shares outstanding as of May 3, 2001, (ii) all Shares issuable upon exercise of outstanding warrants to purchase Shares and (iii) all Shares issuable upon exercise of outstanding options, with an exercise price less than $5.75, to purchase Shares that could be exercised on or prior to the expiration of, or in, the tender offer described in this Tender Offer Statement on Schedule TO.

** Calculated as 1/50 of 1% of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.  Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by PFC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Compaq"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Proxicom, Inc., a Delaware corporation ("Proxicom"), at $5.75 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(l) and (a)(2).

     The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule, except as otherwise set forth below.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase dated May 3, 2001.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(5)  Letter to Clients for Use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(7)  Summary Advertisement dated May 3, 2001.
(b)     Not applicable.
(c)     Not applicable.
(d)(1) Agreement and Plan of Merger dated as of April 26, 2001 among Compaq, Proxicom and the Purchaser.
(d)(2) Support Agreement dated as of April 26, 2001 between Compaq and Raul Fernandez.
(d)(3)  Support Agreement dated as of April 26, 2001 among Compaq,
        General Atlantic Partners 34, L.P., General Atlantic
        Partners 52, L.P., GAP Coinvestment Partners, L.P. and GAP
        Coinvestment Partners II, L.P.
(d)(4)  Offer Letter dated as of April 26, 2001 between Compaq and
        Raul Fernandez.
(d)(5) Letter Agreement dated as of April 26, 2001 between Compaq and Raul Fernandez.
(d)(6) Form of Offer Letter between Compaq and certain Proxicom executive officers.
(d)(7)  Confidentiality Agreement dated February 13, 2001 between
        Compaq and Proxicom.
(e)     Not applicable.
(f)     Not applicable.
(g)     Not applicable.
(h)     Not applicable.

                                   SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 3, 2001

                                          PFC ACQUISITION CORP.

                                          By: /s/ LINDA S. AUWERS
                                            ------------------------------------
                                            Name: Linda S. Auwers
                                            Title:  Secretary

                                          COMPAQ COMPUTER CORPORATION

                                          By: /s/ LINDA S. AUWERS
                                            ------------------------------------
                                            Name: Linda S. Auwers
                                            Title:  Vice President, Deputy
                                                    General Counsel and
                                                    Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
  (a)(1)      Offer to Purchase dated May 3, 2001.
  (a)(2)      Letter of Transmittal.
  (a)(3)      Notice of Guaranteed Delivery.
  (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
  (a)(5)      Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
  (a)(6)      Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
  (a)(7)      Summary Advertisement dated May 3, 2001.
  (d)(1)      Agreement and Plan of Merger dated as of April 26, 2001
              among Compaq, Proxicom and
              the Purchaser.
  (d)(2)      Support Agreement dated as of April 26, 2001 between Compaq and Raul Fernandez.
  (d)(3)      Support Agreement dated as of April 26, 2001 among Compaq,
              General Atlantic Partners 34, L.P., General Atlantic
              Partners 52, L.P., GAP Coinvestment Partners, L.P. and GAP
              Coinvestment Partners II, L.P.
  (d)(4)      Offer Letter dated as of April 26, 2001 between Compaq and
              Raul Fernandez.
  (d)(5)      Letter Agreement dated as of April 26, 2001 between Compaq and Raul Fernandez.
  (d)(6)      Form of Offer Letter between Compaq and certain Proxicom
              executive officers.
  (d)(7)      Confidentiality Agreement dated February 13, 2001 between
              Compaq and Proxicom.